UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2007.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F
☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date September 4, 2007	By	/s/ Li Fenghua
Name: Li Fenghua Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 670)

(1) COMMERCIAL CONSENSUS ON STRATEGIC INVESTMENT IN
CHINA EASTERN AIRLINES CORPORATION LIMITED

(2) RESUMPTION OF TRADING IN SHARES

CEA and CEA Holding have reached commercial consensus with SIA and Temasek regarding the basis on which SIA and Temasek will proceed with a proposed strategic investment in CEA by way of subscription for new H Shares in CEA. In connection with the proposed strategic investment, CEA Holding will also subscribe for new H Shares in CEA. The commercial consensus is reflected in a heads of agreement entered into by CEA, CEA Holding, SIA and Temasek on 2 September 2007. The Heads of Agreement is not legally binding and is subject to definitive transaction agreements to be discussed and entered into between relevant parties.

Investors should note that the detailed terms regarding the Proposed Share Subscriptions and the proposed strategic cooperation have yet to be finalized and agreed on. Further, even if and when the detailed terms have been agreed on, completion of the Proposed Share Subscriptions and the proposed strategic cooperation will be subject to the obtaining of all applicable government approvals, regulatory approvals and shareholders approvals and other conditions precedent. Accordingly, there is uncertainty as to whether the Proposed Share Subscriptions and the proposed strategic cooperation will indeed materialize. Investors are advised to exercise caution when dealing in the shares of CEA.

Further announcements will be made by CEA if and when the detailed terms of the Proposed Share Subscriptions and the proposed strategic cooperation have been agreed on and definitive legally binding agreements have been signed.

At the request of CEA, trading in the H Shares of CEA on the Stock Exchange was suspended with effect from 9:47 a.m. on 22 May 2007. CEA has made an application to the Stock Exchange for the resumption of trading in its shares on the Stock Exchange with effect from 9:30 a.m. on 3 September 2007.

CEA and CEA Holding have reached commercial consensus with SIA and Temasek regarding the basis on which SIA and Temasek will proceed with a proposed strategic investment in CEA by way of subscription for new H Shares in CEA. In connection with the proposed strategic investment, CEA Holding will also subscribe for new H Shares in CEA. The commercial consensus is reflected in a heads of agreement entered into by CEA, CEA Holding, SIA and Temasek on 2 September 2007. The Heads of Agreement is not legally binding and is subject to definitive transaction agreements to be discussed and entered into. The commercial consensus reached is as follows:

I.	THE PROPOSED SHARE SUBSCRIPTIONS

SIA and Temasek will, at the subscription price of HK$ 3.80 per share, subscribe in cash for 1,235,005,263 new H Shares and 649,426,737 new H Shares in CEA respectively. Immediately after completion of the Proposed Share Subscriptions, SIA and Temasek will hold new H Shares in CEA representing approximately 15.7% and 8.3% of the total enlarged share capital of CEA respectively.

In connection with the share subscriptions by SIA and Temasek, CEA Holding will, at the subscription price of HK$3.80 per share, subscribe in cash for 1,100,418,000 new H Shares in CEA. Immediately after completion of the Proposed Share Subscriptions, CEA Holding will hold new H Shares which together with the A Shares it already holds will represent in aggregate approximately 51% of the total enlarged share capital of CEA.

The subscription price of HK$3.80 per share represents a premium of 1.9% as compared to the closing price on 21 May 2007. The new H Shares subscribed for by each of SIA, Temasek and CEA Holding represent respectively 25.4%, 13.3% and 22.6% of the current total issued share capital of CEA. Completion of the share subscription by each of SIA, Temasek and CEA Holding is inter-conditional and will take place simultaneously. The board of directors of CEA does not currently have any general mandate (granted by shareholders) to issue new shares. Thus, it is anticipated that specific shareholders approvals will have to be obtained by CEA for the issue of the new H Shares under the Proposed Share Subscriptions.

The new H Shares issued to SIA, Temasek and CEA Holding pursuant to the Proposed Share Subscriptions will not be transferred within three years after the date of completion of the Proposed Share Subscriptions. However, during the three-year period, Temasek may, if permitted by applicable laws and regulations, transfer its H Shares to SIA.

Shareholding structure of CEA immediately prior to
completion of the Proposed Share Subscriptions

Shareholding structure of CEA immediately after completion
of the Proposed Share Subscriptions

Shareholding structure of CEA
in terms of numbers of shares

	CEA Holding (A Shares)	CEA Holding (H Shares)	SIA (H Shares)	Temasek (H Shares)	Public (A Shares)	Public (H Shares)
Current shareholding	2,904,000,000	0	0	0	396,000,000	1,566,950,000
% of total shares outstanding	59.7%	0%	0%	0%	8.1%	32.2%
Number of new H shares issued	0	1,100,418,000	1,235,005,263	649,426,737	0	0
Post-subscription shareholding	2,904,000,000	1,100,418,000	1,235,005,263	649,426,737	396,000,000	1,566,950,000
% of total shares outstanding	37.0%	14.0%	15.7%	8.3%	5.0%	20.0%

II.	AGREEMENTS CONTEMPLATED AND KEY TERMS

CEA, SIA and Temasek will endeavour to agree on the detailed terms of the share subscription agreement(s) within two months after the date of the Heads of Agreements. Such period may be extended by agreement of the parties. At the same time when CEA, SIA and Temasek enter into the share subscription agreement(s), CEA Holding will enter into a share subscription agreement with CEA. It is also expected that CEA Holding, SIA and Temasek will enter into a shareholders agreement which sets forth the key terms and conditions of strategic partnership between CEA Holding, SIA and Temasek with respect to CEA. CEA and SIA will also enter into (1) a cooperation agreement which sets forth the key areas of strategic alliance and cooperation between CEA and SIA, and (2) a personnel secondment agreement.

Completion of the share subscriptions by SIA and Temasek are expected to be subject to a number of conditions precedent including the obtaining of all applicable government approvals, regulatory approvals and shareholders approvals.

The shareholders agreement, or where appropriate the share subscription agreement(s), are expected to contain the following key terms:

•	Board representation

SIA will have the right to nominate two persons as directors of CEA. Such number of persons will change proportionally if the shareholding of SIA in CEA changes. Temasek will have the right to nominate one person as a director of CEA so long as Temasek holds not less than 5% of the total registered share capital of CEA.

•	Executive appointments

Each of SIA and CEA Holding will have the right to nominate personnel for certain executive positions at CEA. In addition, SIA will have consent right to the nomination of key executive positions of CEA.

•	Key strategic and financial decisions

Minority shareholder protection mechanism for SIA in respect of certain major corporate actions of CEA will be established.

•	Alliance

Whether or not CEA joins a global alliance that competes with the global alliance that SIA is in will be discussed and jointly decided by CEA and SIA.

•	Competition

CEA and CEA Holding undertake not to issue or sell their shares to SIA's competitors. SIA undertakes that, from the date of the share subscription agreement and as long as the cooperation agreement between CEA and SIA has not been terminated, SIA will not make any new investments in another PRC-based airline company which by itself or through its subsidiaries holds an Air Operator's Certificate issued by the PRC government, where SIA does not already have any interest.

•	Finance committee

If permitted by applicable laws and listing rules, a finance committee comprising members from SIA, CEA and other persons elected by the board of directors of CEA will be established by the board of directors of CEA.

•	Anti-dilution

If permitted by applicable laws and regulatory authorities, CEA and CEA Holding will grant SIA the right to subscribe for new shares in proportion to SIA's shareholding in the event of a private or public placement of CEA shares.

•	Increase in shareholding percentage

SIA will have the right to increase its shareholding percentage when PRC foreign ownership restriction laws are relaxed.

•	Right to first refusal over CEA shares

If permitted by applicable laws and regulatory authorities, SIA will have the right of first refusal over any CEA shares to be sold by CEA Holding. CEA Holding will have the right of first refusal over any CEA shares to be sold by SIA.

As regards the term about "Anti-dilution" above, CEA will endeavour to ensure CEA's compliance with applicable listing rules at the time of further subscriptions by SIA for new CEA shares, and CEA will seek to make this point clear in the definitive legally binding agreements to be entered into.

Investors should note that the detailed terms regarding the Proposed Share Subscriptions and the proposed strategic cooperation (which are to be reflected in share subscription agreements, a shareholders agreement, a cooperation agreement and a personnel secondment agreement) have yet to be finalized and agreed on. Further, even if and when the detailed terms have been agreed on, completion of the Proposed Share Subscriptions and the proposed strategic cooperation will be subject to the obtaining of all applicable government approvals, regulatory approvals and shareholders approvals and other conditions precedent. Accordingly, there is uncertainty as to whether the Proposed Share Subscriptions and the proposed strategic cooperation will indeed materialize. Investors are advised to exercise caution when dealing in the shares of CEA.

Further announcements will be made by CEA if and when the detailed terms of the Proposed Share Subscriptions and the proposed strategic cooperation have been agreed on and definitive legally binding agreements have been signed.

At the request of CEA, trading in the H Shares of CEA on the Stock Exchange was suspended with effect from 9:47 a.m. on 22 May 2007. CEA has made an application to the Stock Exchange for the resumption of trading in its shares on the Stock Exchange with effect from 9:30 a.m. on 3 September 2007.

In relation to the proposed strategic investment in CEA, Goldman Sachs (Asia) L.L.C. has been appointed by CEA as its financial adviser, and UBS AG, acting through its business group, UBS Investment Bank, has been appointed by SIA as its financial adviser.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"A Shares"	means the ordinary shares issued by CEA, with a Renminbi-denominated par value of RMB1.00 each, which are subscribed for and paid up in Renminbi and are listed on the Shanghai Stock Exchange;

"CEA"	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

"CEA Holding"	means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of CEA holding approximately 59.7% of its issued share capital;

"H Shares"	means the ordinary shares issued by CEA, with a Renminbi-denominated par value of RMB1.00 each, which are subscribed for and paid up in a currency other than Renminbi and are listed on the Stock Exchange;

"Heads of Agreement"	means a non legally-binding heads of agreement dated 2 September 2007 among CEA, CEA Holding, SIA and Temasek, containing the commercial consensus of the parties regarding, among other things, the basis on which SIA, Temasek and CEA Holding will proceed with the Proposed Share Subscriptions and the finalization of the agreements described in this announcement;

"Proposed Share Subscriptions"	means (1) the proposed subscriptions for new H Shares in CEA by SIA and Temasek in the proposed strategic investment in CEA, and (2) in connection with such investment, the proposed subscription for new H Shares in CEA by CEA Holding;

"SIA"	means Singapore Airlines Limited, a company incorporated in the Republic of Singapore, whose shares are listed on the Singapore Stock Exchange;

"Stock Exchange"	means The Stock Exchange of Hong Kong Limited; and

"Temasek"	means Lentor Investments Pte. Ltd., an indirect, wholly owned subsidiary of Temasek Holdings (Private) Limited.

By order of the board of directors CHINA EASTERN AIRLINES CORPORATION LIMITED Li Fenghua Chairman

As at the date of this announcement, the directors of CEA are:

Li Fenghua	(Chairman, Non-executive Director)

Li Jun	(Vice Chairman, Non-executive Director)

Luo Chaogeng	(Non-executive Director)

Cao Jianxiong	(President, Executive Director)

Luo Zhuping	(Executive Director)

Hu Honggao	(Independent non-executive Director)

Peter Lok	(Independent non-executive Director)

Wu Baiwang	(Independent non-executive Director)

Zhou Ruijin	(Independent non-executive Director)

Xie Rong	(Independent non-executive Director)

Shanghai, the PRC
2 September 2007